FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005.

Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Form 6-K is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement of Sale and Purchase, dated as of June 22, 2005, between The Toronto–Dominion Bank and Ameritrade Holding Corporation

10.1	Stockholders Agreement, dated as of June 22, 2005, among Ameritrade Holding Corporation, the stockholders listed on Schedule A thereto and The Toronto–Dominion Bank

10.2	Voting Agreement, dated as of June 22, 2005, by and among The Toronto-Dominion Bank, the parties listed on Schedule A thereto and (solely for purposes of Sections 4.6 and 5.2 thereto) Ameritrade Holding Corporation

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: June 28, 2005	By:	/s/ Christopher A. Montague
		Name:	Christopher A. Montague
		Title:	Executive Vice President and General Counsel